USA Truck, Inc.

3200 Industrial Park Road

Van Buren, Arkansas

72956

August 27, 2018

VIA EDGAR CORRESPONDENCE

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange

Commission 100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	USA Truck, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 28, 2018 Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed April 30, 2018 File No. 001-35740

Ladies and Gentlemen:

USA Truck, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 14, 2018, with respect to the Company’s Form 10-K filed with the Commission on February 28, 2018 for the fiscal year ended December 31, 2017 and the Company’s Form 10-Q filed with the Commission on April 30, 2018 for the quarterly period ended March 31, 2018.

We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind. Set forth below is the text of your comment followed by the Company’s response:

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 3 – Revenue Recognition, page 6

1.

Refer to ASC 606-10-50-8 through 15. Please tell us how you have considered shipments in transit at period-end as contract liabilities and remaining performance obligations. In this regard, if you recognize revenue in both segments based on time based metrics as stated in the first paragraph in this note, it would appear that a portion of revenue for all in-transit shipments would qualify as remaining performance obligations and contract assets/liabilities.

Response:

The Company recognizes revenue over time as shipments are in transit at period-end. A corresponding contract asset is recorded in the balance sheet under the accounts receivable line item. The contract assets recorded for the quarter ended March 31, 2018 and quarter ended December 31, 2017 were $1.2 and $1.4 million, respectively. The Company’s average length of haul is 500-600 miles per trip, or approximately 20 hours of transportation time (less than one day). Each individual haul is considered a separate contract with the performance obligation being the delivery of the freight. The general nature of the trucking industry, and the Company’s operations, is that trucks operate on a 24/7 basis, subject to sleep and rest periods, which can occur at various times. The Company also notes to the Staff that its revenue is earned on a generally even basis throughout the quarter. In accordance with 606-10-50-13 the Company does have remaining partially unsatisfied performance obligations on the in transit shipments at period-end but has determined that such amounts are immaterial for disclosure purposes. The amount of remaining performance obligations relating to loads in process at 11:59 pm was $1.2 and $0.8 million for the period ended March 31, 2018 and period ended December 31, 2017, respectively. Further in accordance with 606-10-50-14(a), the performance obligation is part of a contract that has an original expected duration of one year or less and therefore the requirement of 606-10-50-13 is not necessary for disclosure purposes.

The Company appreciates the Staff’s observation and in future filings it will include disclosure noting the Company has recorded the related contract asset within the accounts receivable line item and will disclose the amount presented therein. The Company will also continue to evaluate the materiality of the remaining performance obligations that are partially satisfied and disclose if the remaining performance obligations are deemed to be material to the period presented.

***

If you have any additional questions or comments, please feel free to contact me directly at (479) 471-2637 with any questions.

Sincerely,

/s/ Jason R. Bates

Financial Officer

cc: Jeffrey E. Beck, Snell & Wilmer L.L.P.